

Mail Stop 3561

December 8, 2015

Robert G. Schoenberger
Chief Executive Officer and President
Unitil Corporation
6 Liberty Lane West
Hampton, New Hampshire 03842

      Re: Unitil Corporation
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed January 28, 2015
              File No. 1-8858

Dear Mr. Schoenberger:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/ William H. Thompson

                                      William H. Thompson
                                      Accounting Branch Chief
                                      Office of Consumer Products